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                                                                    EXHIBIT 99.1

                          [DYNEGY HOLDINGS LETTERHEAD]

March 21, 2002

Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

By letter dated March 20, 2002, addressed to Dynegy Holdings Inc., our independent public accountants, Arthur Andersen LLP, pursuant to the requirements of Securities and Exchange Commission Release Nos. 33-8070 and 34-45590, represented that their audit of Dynegy Holdings Inc. was subject to Arthur Andersen's quality control systems for U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation to conduct the relevant portions of the audit.

Sincerely,

/s/ J. Kevin Blodgett

J. Kevin Blodgett, Assistant Secretary